January 9, 1969

Dr. Eugene J. Darscheid
Personal Property Tax Collector
Idaho County, Idaho

This is in reply to your letter of December 12 and in reference to the Gold ore Mining Company.
The Gold Ore Mining Company has merged with the Bagdad-Chase
Inc. The latter being the surviving company.

The mailing address is:

Bagdad-Chase Inc.
P.O. Box 373
Pasadena, California 91108

Yours truly,

Earl J. Layton
Vice President